Exhibit 99.2
FOX HOLDCO, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and For the Six Months Ended June 30, 2022
FOX HOLDCO, INC. AND SUBSIDIARIES

FOX HOLDCO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET (unaudited)
As of June 30, 2022

(Amounts in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	$19,288
Accounts receivable, net	39,213
Inventories	85,360
Income tax receivable	5,994
Other current assets	6,681
Total current assets	156,536

Property and equipment, net	21,947

Other assets
Intangible assets, net	43,618
Goodwill	41,945
Operating lease assets	15,889
Other noncurrent assets	5,788
Total other assets	107,240
Total assets	$285,723

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$46,068
Accrued salaries and compensation	5,195
Other current liabilities	4,563
Current portion of operating lease liabilities	4,499
Line of credit, net of debt issuance costs	14,656
Note payable	3,750
Total current liabilities	78,731

Long-term liabilities
Other long-term accrued liabilities	1,696
Equity based compensation liability	23,850
Note payable, net of debt issuance costs	51,764
Long-term operating lease liabilities	12,720
Deferred income taxes	5,967
Total long-term liabilities	95,997
Total liabilities	174,728

Commitments and contingencies (Note 12)

Stockholder’s equity
Common stock, $.001 par value, 1,000 shares authorized,
1,000 shares issued and outstanding	—
Additional paid-in capital	110,685
Accumulated income	3,560
Accumulated other comprehensive loss	(3,250)
Total stockholder’s equity	110,995
Total liabilities and stockholder’s equity	$285,723
See Notes to the Unaudited Condensed Consolidated Financial Statements.

FOX HOLDCO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
For the Six months ended June 30, 2022

(Amounts in thousands)
Net revenues
Sales	$153,971
Royalties	163
Total net revenues	154,134
Cost of sales	86,222
Gross profit	67,912
Operating expenses	52,177
Income from operations	15,735
Other (expense) income:
Interest expense, net	(3,337)
Loss on foreign currency exchange	(67)
Other income	22
Total other expense	(3,382)
Income before income taxes	12,353
Income tax provision	(2,247)
Net income	$10,106

Net income (from above)	$10,106
Other comprehensive loss:
Foreign currency translation adjustment	(1,425)
Total other comprehensive loss	(1,425)
Comprehensive income	$8,681
See Notes to the Unaudited Condensed Consolidated Financial Statements.

FOX HOLDCO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY (unaudited)

(Amounts in thousands except share data)	Shares	Amount	Additional Paid-In Capital	Accumulated Income (Deficit)	Accumulated Comprehensive Loss	Stockholder's Equity
Balance, December 31, 2021	1,000	$—	$110,685	$(6,546)	$(1,825)	$102,314
Foreign currency translation adjustment	—	—	—	—	(1,425)	(1,425)
Net income	—	—	—	10,106	—	10,106
Balance, June 30, 2022	1,000	$—	$110,685	$3,560	$(3,250)	$110,995
See Notes to the Unaudited Condensed Consolidated Financial Statements.

FOX HOLDCO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
For the Six months ended June 30, 2022

(Amounts in thousands)
Cash flows from operating activities:
Net income	$10,106
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense	112
Amortization of debt issuance costs	649
Depreciation and amortization	2,527
Accrued long term incentive plan	327
Loss on disposal of property and equipment	14
Deferred income taxes	(884)
Changes in operating assets and liabilities:
Accounts receivable	(6,448)
Inventories	(24,002)
Accounts payable	3,978
Other assets and liabilities	(404)
Net cash used in operating activities	(14,025)
Cash flows from investing activities:
Proceeds from sale of property and equipment	12
Payments to acquire property and equipment	(2,691)
Net cash used in investing activities	(2,679)
Cash flows from financing activities:
Draws on line of credit, net	12,438
Payments on notes payable	(1,125)
Net cash provided by financing activities	11,313
Effect of exchange rate on cash and cash equivalents	(1,408)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,799)
Cash and cash equivalents - beginning of period	26,087
Cash and cash equivalents - end of period	$19,288
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$2,621
Income taxes	579
See Notes to the Unaudited Condensed Consolidated Financial Statements.

FOX HOLDCO, INC. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
Six Months Ended June 30, 2022
(Amounts in thousands except per share data and unless otherwise indicated)
NOTE 1 - NATURE OF BUSINESS
Organization and Business Activity
Fox Holdco, Inc. (“Fox Holdco” or "the Company") is a C-Corporation that was incorporated on November 24, 2014 under the laws of the State of Delaware. Fox Holdco has interests in the following wholly owned subsidiaries: Fox Head, Inc. (“Fox Head”), Fox Head Europe SL (“Fox Europe”), Fox Asia Sourcing & Trading Co Ltd. (“FASTCO”), and Fox Head Canada, Inc. (“Fox Canada”).
Fox Head is the operating entity and is a wholly owned subsidiary of Fox Holdco. Fox Head, incorporated under the laws of the State of California in 1975, designs and distributes racewear and protective gear for the action sports industry, as well as casual sportswear and accessories for men, women, and youth. Subcontractors in the U.S., Asia, Europe, and Mexico manufacture the products under renewable agreements, which specify pricing in U.S. currency. Fox Head distributes its products through sales to independent retailers and distributors throughout the world and sells products directly to the end consumer through its website and its own retail and outlet stores.
Fox Head Europe Limited, (“Fox UK”), a wholly owned subsidiary of Fox Head, was incorporated under the laws of the United Kingdom in 2000. In 2012, Fox UK formed a wholly owned subsidiary, Fox Europe. In May 2014, Fox Europe became the parent company of Fox UK and its subsidiaries. Fox Europe markets and distributes Fox Head’s products throughout Europe.
FASTCO, a wholly owned subsidiary of Fox Head, was incorporated in the British Virgin Islands in 2004 with operations in Hong Kong to facilitate contract manufacturing and product sourcing.
Fox Canada, a wholly owned subsidiary of Fox Head, was incorporated under the laws of Alberta, Canada in 2010. Fox Canada markets and distributes Fox Head’s products throughout Canada.
Fox Holdco and its subsidiaries (together, the “Company”) conduct business in markets that are highly competitive. The Company’s ability to evaluate and respond to changing consumer demands and tastes is critical to its success. The Company believes that consumer acceptance depends on product, image, design, fit, and quality. Consequently, the Company has developed an experienced team of designers and engineers that it believes has helped it remain at the forefront of design and innovation in the areas in which it competes. The Company believes, however, that its continued success will depend on its ability to create a seamless, rider-first experience through an integrated marketplace, redefine the sports through brand building syndication and digitization, reach its riders better across the globe, and establish Fox as the preferred brand of choice.
The Company is dependent upon third parties for the manufacturing of substantially all its products. The inability of a manufacturer to ship products in a timely manner, or their failure to meet quality standards, could cause the Company to miss customer delivery date requirements or be liable for product defects. Failure to meet delivery date requirements could result in cancellation of orders, customers’ refusal to accept deliveries, or a reduction in purchase prices, any of which could have a material adverse effect on the Company’s financial condition and results of operations. The Company has no long-term formal arrangements with any suppliers and to date has experienced only limited difficulty in satisfying its product requirements. Although the Company believes it could replace such suppliers without a material adverse effect, there can be no assurance that such replacement could occur in a timely manner. The loss of such suppliers could have a material adverse effect on operating results.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The unaudited condensed consolidated financial statements were prepared by Fox Holdco, pursuant to the rules and regulations of the Securities Exchange Commission ("SEC"). The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") were omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and footnotes included within the 8K/A. The results for the six months ended June 30, 2022, are not necessarily indicative of the results to be expected for the year ending December 31, 2022
Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements include the accounts of Fox Holdco and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less and money market mutual funds to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.
Concentration of Business, Significant Customers and Credit Risk
The Company has cash on deposit with a federally insured bank in excess of the maximum amounts insured by the Federal Deposit Insurance Corporation. The Company maintains its cash and cash equivalents with financial institutions that are of high credit quality in the United States and other countries with certain foreign operations. As of June 30, 2022, the cash deposits in foreign bank accounts were $16,245. The Company has not experienced any losses in such accounts and periodically evaluates the creditworthiness of the financial institutions and has determined credit exposure to be negligible.
Future sales and operations depend on the results of the Company’s operations outside the United States, which will be subject to the risks of foreign currency exchange volatility. Sales to foreign customers represented approximately 67% of net sales for the six month period ended June 30, 2022. Foreign customers accounted for approximately 63% of accounts receivable as of June 30, 2022.
Allowance for Estimated Credit Losses.
The Company maintains an allowance for credit losses related to accounts receivable for future expected credit losses resulting from the inability or unwillingness of the Company's customers to make required payments. The Company estimates the allowance based upon historical bad debts, current customer receivable balances, age of customer receivable balances, and the customers’ financial condition, and in relation to a representative pool of assets consisting of a large number of customers with similar risk characteristics. The allowance is adjusted as appropriate to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions. As of June 30, 2022, the allowance estimated Credit Losses amounted to approximately $571.
Financial Instruments
The Company uses hedging from time to time to manage its foreign currency exposure, primarily on inventory purchases. The Company accounts for its derivative financial instruments in accordance with Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. The Company records all financial instruments at fair value, which is the cost at the date of transaction. Subsequently, fair value is remeasured at each reporting date and based on prices quoted in active markets. Changes in the fair value are recorded in Other expense (income) on the condensed consolidated statement of comprehensive income. The net position of any unrealized gains/(losses) on derivatives and hedging contracts is included in “Prepaid expenses and other current assets” on the condensed consolidated balance sheet.

Revenue Recognition
The Company’s principal source of revenue is product sales. The Company derives revenues from selling to wholesalers and directly to consumers. Revenue is accounted for in accordance with ASC 606. Under Topic 606, revenue is recognized using the following five steps: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) a performance obligation is satisfied. The Company only applies the five-step model when collectability of the consideration in exchange for the goods transferred to the customer is reasonably assured. The Company recognizes revenue under Topic 606 when the goods are shipped, in an amount that reflects the consideration expected to be received in exchange for those goods or services.
The Company also recognizes revenue from the licensing of its intellectual property. With regard to licensing revenue, the Company recognizes revenue when the master agreement is signed and the usage occurs. For e-commerce sales, the Company recognizes revenue, net of sales taxes, and the related cost of goods sold at the time the merchandise is shipped to the customer.
In all cases, amounts related to shipping and handling billed to customers are reflected in net sales, and the related costs are reflected in cost of goods sold in the condensed consolidated statement of comprehensive income. The Company has made an accounting policy election to treat such costs as fulfillment costs rather than separate performance obligations. Provisions are made at the time of sale for estimated product returns and sales allowances. Management analyzes historical returns, current economic trends, changes in customer demand, and sell-through of products when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made in connection with establishing the sales returns and other allowances in any accounting period. The allowance for sales returns amounted to approximately $1,381 as of June 30, 2022. These figures are recorded within accrued liabilities on the condensed consolidated balance sheet.
Shipping and Handling
Shipping and handling charges, billed to customers, are reported as sales revenues with the related costs included in cost of goods sold. Shipping and handling charges for six months ended June 30, 2022 were approximately $797.
Sales and Use Taxes
The Company is required to withhold and remit various federal, state, and local sales taxes, which are presented on a net basis, excluded from revenue and recorded as a liability.
Royalty Revenue
The Company receives royalty payments from customers who purchase the Company’s products directly from the Company’s vendors under licensing arrangements with the Company. These royalties are based on varying percentages of the customers’ product acquisition cost. The Company recognizes revenue from royalty customers upon product shipment from the vendors. There are no significant costs associated with these payments thus no corresponding costs are included in cost of goods sold in the condensed consolidated statement of comprehensive income.
Fair Value Measurements
Fair value is based on observable inputs (readily obtainable data from independent sources) and unobservable inputs (internally derived and reflecting the Company’s market assumptions).
Inputs are classified into the following hierarchy based on the level of judgment used to measure their fair value:
Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable.
Level 3 - Unobservable inputs using estimates and assumptions developed by management.

The Company’s Level 1 financial instruments recorded on the condensed consolidated balance sheet include cash, receivables, inventory, prepaid expenses, other current assets, accounts payables, and accrued liabilities arising in the ordinary course of business. Management believes that the recorded value of such financial instruments is a reasonable estimate of their fair value due to their short-term nature or variable interest rates and other factors.
The Company's Level 2 financial instruments recorded on the condensed consolidated balance sheet relate to derivative financial instruments. The foreign exchange forward contracts used to mitigate the foreign exchange risk, are derived using observable market inputs such as the daily market foreign currency exchange rates, currency volatilities, and currency correlations.
The Company’s Level 3 financial instruments recorded in the condensed consolidated balance sheet includes profits interest units. Management believes that the recorded value of such financial instruments is a reasonable estimate of their fair value.
Inventories
Inventories consist of racewear, protective gear for the action sports industry, casual sportswear, footwear, and accessories. Inventories are stated at the lower of cost or net realizable value. Cost is determined using a standard cost method (which approximates first in, first out) and includes material, shipping costs and overhead costs. Substantially all inventories are finished goods. Management reviews the inventory quantities on hand and estimates excess and obsolete inventory valuations based on a number of internal and external factors such as age and sales trends of the inventory.
Property and Equipment
Property and equipment are stated at cost and depreciated over their estimated useful lives, generally three to seven years, using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Leasehold improvements are amortized over the lesser of 10 years or the lease term. When property and equipment are sold or otherwise disposed of, the cost and the related accumulated depreciation accounts are relieved, and any gain or loss is included in operations. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized and amortized over its estimated useful life.
Capitalization of Construction in Progress
The Company capitalizes costs associated with construction in progress and internally developed software projects. Once a project is complete and placed in service, the Company ratably amortizes costs associated with these projects over the estimated useful life, generally three to seven years. The projects capitalized at year end are expected to be placed in service in the near future. If the capitalized construction costs become obsolete or impaired, the Company may be required to write-off any unamortized capitalized amounts or accelerate the amortization period.
Goodwill
Goodwill is not amortized but is subject to an impairment test at least annually, or sooner if triggering events occur that require an earlier assessment. The fair value of the reporting unit in which the goodwill relates to is compared to its carrying value. To the extent that the fair value is less than the carrying value of the underlying net assets of the reporting unit, the implied fair value of the goodwill is determined and compared to the carrying value of the excess of cost over the fair value of net assets and, if lower, an impairment to the goodwill is recorded. The company determined there is no impairment of goodwill as of June 30, 2022.
Film Costs
In accordance with ASC 926, the Company capitalizes costs associated with the production of Films. These costs may include development costs, direct costs, and/or production costs. As of June 30, 2022 the total amount capitalized was $420 and the status of this project was under development.
Intangible Assets
The Company records the purchased trademarks, non-compete agreements, and customer relationships initially based on their fair values as determined by a valuation performed by a third-party valuation specialist.

Amortization for these intangible assets is being provided by the use of the straight-line method over the assets’ estimated useful lives. The estimated useful lives of the intangible assets are:

Non-compete agreements	5 years (contractual term)
Leasehold interest	Shorter of estimated useful life or lease term
Customer relationships	15 years
Trademarks	Indefinite
Impairment of Long-Lived Assets and Indefinite Lived Intangible Assets
The Company reviews the recoverability of its long-lived assets and indefinite lived intangible assets whenever events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. Additionally, indefinite lived assets are reviewed annually for impairment. Long Lived Assets and Indefinite Lived Intangible Assets are reviewed for impairment annually, or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, using the Company's best estimates based on reasonable and supportable assumptions and projections. The impairment loss, if any, shall be measured as the amount by which the carrying value exceeds its fair value. The Company did not recognize an impairment loss for the six months ended June 30, 2022.
Debt Issuance Costs
The Company capitalizes costs related to obtaining a loan and amortizes these costs over the life of the loan. Total gross debt issuance costs were approximately $5,078 and the related accumulated amortization was approximately $1,510 as of June 30, 2022. Amortization expense was approximately $649,000 for the six month period ended June 30, 2022, and is included in interest expense on the condensed consolidated statement of comprehensive income.
Other Comprehensive Income/(Loss)
Other comprehensive income consists of foreign currency translation gains and losses, which are reported excluding the income tax effect because the Company believes such gains or losses will be indefinitely invested in foreign subsidiaries.
Foreign Currency Adjustments
The Company’s reporting currency for all operations worldwide is the U.S. dollar. For the Company’s foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated at the rate of exchange at the condensed consolidated balance sheet date, while revenue and expenses are translated using the average monthly exchange rate during the year. Cumulative translation adjustments resulting from the translation of foreign functional currency financial statements into U.S. dollars are included in accumulated other comprehensive loss as a separate component of stockholder’s equity. Transactions that are denominated in foreign currencies are translated at the exchange rate in effect at the transaction date. The gains and losses on foreign currency remeasurement transactions are included in results of operations.
Income Taxes
Income taxes are provided for the tax effects of transactions reported in the condensed consolidated financial statements and consist of taxes currently due plus deferred taxes.
Deferred income taxes are provided under the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
The Company adopted the provisions of Accounting for Uncertainty in Income Taxes which clarifies the accounting for uncertainty in income taxes recognized in the Company's condensed consolidated financial statements in accordance with GAAP and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition and measurement of a tax position taken or expected to be taken in a tax return. The Company did not have a liability for uncertain tax positions or unrecognized tax benefits as of June 30, 2022 and does not expect this to change significantly over the next 6 months. The Company will recognize interest and penalties accrued on any unrecognized tax liabilities as a component of the provision for income taxes.

As of June 30, 2022, the Company has not accrued any interest or penalties related to uncertain tax positions as there were none.
The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions with varying statutes of limitations. The 2018 through 2021 tax years remain subject to examination by federal tax authorities, and the 2016 through 2021 tax years remain subject to examination by state tax authorities.
New Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards update ("ASU") 2016-02, “Leases" (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The Company adopted ASU 2016-02 prospectively starting on January 1, 2022. As part of the adoption, the Company elected the package of practical expedients which permits the Company under the new standard not to reassess historical lease classification, not to recognize short-term leases on the balance sheet, and not to separate lease and nonlease components for all leases. In addition, the Company elected the use of hindsight to determine the lease term of its leases and applied its incremental borrowing rate based on the remaining term of its leases as of the adoption date. The impact upon adoption, on January 1, 2022, resulted in the recognition of right-of-use assets of approximately $15,501, and lease liabilities of approximately $16,847 on the Company's condensed consolidated balance sheet. See Note 4, Leases, for additional information.
On January 1, 2022, the Company adopted ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("Topic 326"). Under ASC Topic 326, the “expected credit loss” model replaces the “incurred loss” model and requires consideration of a broader range of information to estimate expected credit losses over the life of the asset. The Company's prior methodology for estimating credit losses on trade accounts receivable did not differ significantly from the new requirements of Topic 326 and therefore, the adoption of this ASU did not have a material impact on the Company's condensed consolidated financial statements and disclosures.
On January 1, 2022, the Company adopted ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” This ASU removes specific exceptions to the general principles of ASC Topic 740, "Accounting for Income Taxes" and simplifies certain U.S. GAAP requirements. This update is effective for fiscal years beginning after December 15, 2021. The adoption of this standard does not have a material impact on the Company's condensed consolidated financial statements and related disclosures.
NOTE 3 - RELATED PARTY TRANSACTIONS
Related party transactions include due from/to affiliate, which represents receivables and payables between companies that are related through common ownership.
Management Agreement
On December 19, 2014, the Company entered into a management agreement (the “Agreement”) with Altamont Capital Management, LLC (“ACM”), an affiliate related to the Company’s stockholder, wherein the Company agreed to pay management fees as follows:
(a)    quarterly fee in an aggregate amount equal to the greater of (a) $112.5 or (b) 25% of the amount equal to 3% of the combined EBITDA of the Company and its subsidiaries for the trailing 12-month period;
(b)    fee in connection with each financing, acquisition and disposition transaction involving the Company in an aggregate amount to be agreed by the Company and ACM, provided that the fee does not exceed an amount equal to 1% of the gross transaction value of such transaction.
ACM is also entitled to receive reimbursement for expenses incurred in connection with the transactions and services provided. The Agreement expires on December 19, 2024 and will be automatically renewed annually until cancelled or upon the consummation of an initial public offering or change of control. The Company owes ACM unreimbursed expenses and management fees of $0 as of June 30, 2022, which is included as a component of accounts payable on the condensed consolidated balance sheet.

Related party management fee expenses consisted of the following for the six months ended June 30, 2022:

ACM management fees	$664
ACM out of pocket fees	131
Total management fees	$795
NOTE 4 - LEASES
The Company leases certain warehouse and distribution space, office space, retail locations, equipment, and vehicles. All of these leases are classified as operating leases. Operating lease assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. These rates are assessed on a quarterly basis. The operating lease assets also include any lease payments made less lease incentives. Leases with an initial term of twelve months or less are not recorded on the balance sheet. For operating leases, expense is recognized on a straight-line basis over the lease term. Variable lease payments associated with the Company's leases are recognized upon occurrence of the event, activity, or circumstance in the lease agreement on which those payments are assessed. Tenant improvement allowances are recorded as leasehold improvements with an offsetting adjustment included in the Company's calculation of its right-of-use asset.
Many leases include one or more options to renew, with renewal terms that can extend the lease term up to five years. The exercise of lease renewal options is at the Company's sole discretion. The depreciable life of assets and leasehold improvements are limited by the expected lease term.
The amounts of assets and liabilities related to the Company's operating leases were as follows:

	Balance Sheet Caption
Assets:
Operating lease assets	Operating lease assets	$15,889

Liabilities:
Current:
Operating lease liabilities	Current portion of operating lease liabilities	$4,499
Long-term:
Operating lease liabilities	Long-term operating lease liabilities	12,720
Total lease liabilities		$17,219
The components of lease expense are recorded to operating expenses in the condensed consolidated statement of comprehensive income. The components of lease expense were as follows:

Fixed operating lease costs (1)	$2,641
Variable operating lease costs	394
Lease Costs	$3,035
(1) Includes short-term leases

Weighted Average Remaining Lease Term (Years):
Operating leases	4.68

Weighted Average Discount Rate:
Operating leases	4.67%

The approximate minimum lease payments under non-cancelable operating leases as of June 30, 2022 are as follows:

Remainder of fiscal year 2022	$2,804
Fiscal year 2023	4,193
Fiscal year 2024	3,416
Fiscal year 2025	3,269
Fiscal year 2026	2,660
Fiscal year 2027	2,628
Thereafter	233
Total lease payments	19,203
Less imputed interest	(1,984)
Present value of lease liabilities	$17,219
Supplemental cash flow information related to leases is as follows:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows - operating leases	$2,729
Operating lease assets obtained in exchange for lease liabilities:
Operating leases	2,497
NOTE 5 - INVENTORIES
Inventories consist of the following for the as of June 30:

Finished goods	$56,847
Inventory in transit	28,513
Total inventories	$85,360
NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS
The Company operates in foreign countries, leading to exposure to the risk associated with fluctuating foreign exchange rates. To manage this risk, foreign exchange forward contracts are used to reduce the variability associated with exchange rate fluctuations. The Company hedges a portion of the transactions for expected inventory purchases and intercompany transactions. The Company uses Level 2 fair value measurements to determine the fair value of the forward contracts recorded on the condensed consolidated balance sheet. Forward contracts are only used for hedging purposes. Derivatives and forward contracts are not used for speculative purposes.
When entering into any foreign exchange forward contracts, the Company ensures to deal only with reputable counterparties in order to mitigate credit risk.
The Company’s forward contracts for managing foreign exchange risk cover the following currency pairs:
•U.S. Dollars (USD) / Euros (EUR)
•U.S. Dollars / British Pounds (GBP)
•U.S. Dollars / Canadian Dollars (CAD)
U.S. Dollars are always the currency being purchased, while the other currency (EUR, GBP, or CAD) is sold. The notional amount of U.S. Dollars the company agreed to purchase on forward contract in the 12-months following June 30, 2022 is $21,927.

The below table summarizes the unrealized gains/(losses) on the forward contracts outstanding as of June 30, 2022:

Derivative Type	Balance Sheet Account	Amount
Forward contract (not designated as a hedging instrument)	Prepaid Expenses and other current assets	$1,628
All unrealized gains and losses as shown as of June 30, 2022, will be recognized in the condensed consolidated statement of comprehensive income within the next 12 months at then-current values, which may differ from the fair values shown above.
Pre-tax realized gains and losses from hedging contracts, as recognized in the condensed consolidated statement of comprehensive income, is shown below:

Derivative Type	Statement of Comprehensive Income Account	Amount
Forward contract (not designated as a hedging instrument)	Other income	$(2,101)
NOTE 7 - PROPERTY AND EQUIPMENT
Property and equipment consist of the following:

Machinery and equipment	$17,596
Leasehold improvements	19,782
Furniture and fixtures	8,775
Computer software	10,346
Vehicles	1,071
Not yet in service	5,895
Gross property and equipment	63,465
Less: accumulated depreciation and amortization	(41,518)
Net property and equipment	$21,947
Depreciation and amortization expense for the six months ended June 30, 2022 was approximately $1,690.
NOTE 8 - INTANGIBLE ASSETS
Intangible assets consist of the following as of June 30, 2022:

Customer relationships	$20,830
Leasehold interests	942
Non-compete agreements	560
Trademarks	30
Total amortizable intangibles	22,362
Less: accumulated amortization	(11,665)
Amortizable intangibles, net	10,697

Non-amortizable intangibles
Trademarks	32,807
Patents	114
Non-amortizable intangibles	32,921
Intangible assets, net	$43,618

Amortization expense for the six months ended June 30, 2022 was approximately $837. As of June 30, 2022, the Company expects amortization expense related to these assets to be as follows:

Remainder of calendar year 2022	$736
Year ended December 31, 2023	1,464
Year ended December 31, 2024	1,464
Year ended December 31, 2025	1,464
Year ended December 31, 2026	1,462
Thereafter	4,107
Total	$10,697
NOTE 9 - LINE OF CREDIT
The Company entered into a new line of credit agreement dated March 31, 2021. This new agreement has a revolving line of credit agreement, expiring March 31, 2025, under which it may borrow up to approximately $35, subject to certain collateral limitations. The credit facility can be used for borrowings or letters of credit and is secured by substantially all assets of the Company. Under the agreement, the Company is required to pay interest quarterly at Libor Floor 1.00% + 3.50% . The agreement requires the Company to comply with certain financial covenants. The Company was in compliance with the financial covenants for the six months ended June 30, 2022. The outstanding borrowing as of June 30, 2022 was $14,656, net of debt issuance costs of $957 and collateral held by the former line of credit provider totaling $0. Interest expense for the six months ended June 30, 2022 was approximately $414.
NOTE 10 - NOTE PAYABLE
The Note payable, bears annual interest rate at Libor Floor 1.00% + 6.75%, secured by substantially all assets of the Company, maturing March 31, 2025. Interest is payable quarterly; 15 quarterly principal installments ranging from $375 to $1,500; has an excess cash flow requirement but no excess cash flow payment is required as calculated in accordance with the agreement; in compliance with financial covenants for the six months ended June 30, 2022.

Outstanding balance due as of June 30, 2022	$58,125
Less: debt issuance costs	(2,611)
Note payable, net	$55,514
Total interest expense for the six months ended June 30, 2022 was approximately $2,283.
NOTE 11 - INCOME TAXES
The Company's provision for income taxes includes federal, foreign, and state income taxes. Income tax provisions for interim periods are based on the estimated effective annual income tax rates for the current year and the prior year.
The income tax provision for the six months ended June 30, 2022 represents an effective tax rate of 18.2%.
The effective tax rate for the six months ended June 30, 2022 is reflective of the federal statutory rate of 21% increased by the state taxes and decreased by benefit of foreign-derived intangible income.
NOTE 12 - COMMITMENTS AND CONTINGENCIES
Lease Obligations
The Company leases certain warehouse, distribution and office facilities, vehicles and office equipment under operating leases. These operating lease liabilities represent commitments for minimum lease payments under non-cancelable operating leases in the amount of $19. See Note 4, Leases.
Sponsorships of Professional Athletes
The Company establishes relationships with professional athletes/teams in order to promote its products and brands. The Company has entered into endorsement agreements with professional athletes/teams in dirt bike riding and mountain biking. Many of these contracts provide incentives for public appearances and competitive victories while wearing or using the Company’s products. Under the terms of these agreements, the Company may be obligated to pay minimum guaranteed amounts. Such costs are expensed as incurred and are included with marketing and selling expenses in the accompanying condensed consolidated statement of comprehensive income.
Litigation
The Company is subject to claims and lawsuits, which from time to time arise, primarily in the ordinary course of business. The Company does not believe it will incur losses with respect to any such existing or pending claims or lawsuits that would have a material impact on the Company’s condensed consolidated financial position or results of operations.
NOTE 13 - EMPLOYEE BENEFIT PLAN
The Company has a 401(k) Profit Sharing Plan (the “Plan”) in which employees who have met certain service and eligibility requirements may participate. Each eligible employee may elect to contribute to the Plan, and the Company will make a safe harbor matching contribution equal to 100% of employees’ elective deferrals of the first 3% and 50% between 3% and 5% of a participant’s yearly compensation. The Company made contributions to the Plan of approximately $382 for the six months ended June 30, 2022. Costs to administer the Plan were immaterial and expensed by the Company as incurred.
NOTE 14 - EQUITY-BASED COMPENSATION
As of June 30, 2022, certain members of management hold P-1 and P-2 partnership units in the Company’s stockholder, Fox Parent Holdings, LLC, these units vest over four years from the grant date. The total liability of $23,850 is recorded on the condensed consolidated balance sheet.
The following table summarizes partnership units activity during the six months:

(Units shown in ones)	P-1 Units	P-2 Units	P-3 Units
Fox Parent Holdings LLC:
Awards outstanding as of January 1, 2022	$26,139,953	$33,224,250	$2,292,662
Awards outstanding as of June 30, 2022	$26,139,953	$33,224,250	$2,292,662